GUGGENHEIM SECURITIES, LLC AND SUBSIDIARIES
(An indirect wholly owned subsidiary of Guggenheim Capital, LLC)

Consolidated Statement of Financial Condition

December 31, 2024

And Report of Independent Registered Public Accounting Firm

Filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

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SEC FILE NUMBER
8-49107

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Guggenheim Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

330 Madison Avenue
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Christine Santoro	212-338-8839	christine.santoro@guggenheimpartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

10/20/2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Andrew Schwartz _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Guggenheim Securities, LLC _____, as of 12/31 _____, 2 024 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

> THERESE DRUGAN
> NOTARY PUBLIC, STATE OF NEW YORK
> Registration No. 01DR6224440
> Qualified in Kings County
> Commission Expires October 6, 20_26_

Signature: _____

Title: Chief Financial Officer

_____
Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GUGGENHEIM SECURITIES, LLC AND SUBSIDIARIES

(An indirect wholly owned subsidiary of Guggenheim Capital, LLC)

December 31, 2024

Table of Contents



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Members and Management
Guggenheim Securities, LLC:

Opinion on the Consolidated Financial Statement

We have audited the accompanying consolidated statement of financial condition of Guggenheim Securities, LLC and subsidiaries (the Company) as of December 31, 2024, and the related notes (collectively, the consolidated financial statement). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2004.

New York, New York
February 25, 2025

Guggenheim Securities, LLC and Subsidiaries

(An indirect wholly owned subsidiary of Guggenheim Capital, LLC)
Consolidated Statement of Financial Condition
December 31, 2024
(Amounts in thousands)

Assets

Cash and cash equivalents	$	49,534
Cash segregated under federal regulation		100
Due from broker-dealers and clearing organizations		9,765
Securities purchased under agreements to resell		560,506
Securities owned, at fair value		119,963
Accounts receivable from contracts with customers net of allowance $121		45,007
Due from related parties net of allowance of $1,659		136,935
Fixed assets net of accumulated depreciation of $22,564		11,119
Goodwill		23,109
Other assets		36,021
Total assets	$	992,059

Liabilities and Members' Equity

Unearned revenue from contracts with customers	$	2,599
Due to related parties		10,246
Accrued expenses and other liabilities		473,966
Total liabilities		486,811
Total members' equity		505,248
Total liabilities and members' equity	$	992,059

See accompanying notes to consolidated statement of financial condition.

(1)   Organization and Nature of Business

Guggenheim Securities, LLC (Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), and the Securities Investor Protection Corporation (SIPC). The Company is owned 99.9996% by Links Holdings, LLC (Links) and 0.0004% by Guggenheim Manager, Inc (GMI). GMI is the Managing Member. Guggenheim Capital, LLC (Guggenheim) is the ultimate parent of both Links and GMI. The Company is structured to have a perpetual existence, unless terminated as outlined in the limited liability company agreement. The consolidated statement of financial condition includes the accounts of Guggenheim Trust Assets, LLC and TVPX 2023-13118 Business Trust, which are wholly owned subsidiaries of the Company.

The Company engages in investment banking and advisory services for mergers-and-acquisitions, financial restructuring, and underwriting transactions; principal and agency sales and trading of equity securities, fixed-income securities and structured products; use of reverse repurchase agreements collateralized by fixed-income securities primarily for funding investment of excess net capital; and equity research.

(2)   Summary of Significant Accounting Policies

(a)   Basis of Presentation

The accompanying consolidated statement of financial condition of the Company has been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") through the Accounting Standards Codification ("ASC") as the source of authoritative accounting principles in the preparation of the consolidated statement of financial condition. The consolidated statement of financial condition includes the accounts of the Company and all other entities in which the firm has a controlling financial interest. All material intercompany accounts and transactions have been eliminated in consolidation.

(b)   Use of Estimates

The preparation of the consolidated statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

(c)   Cash

The Company maintains cash at federally insured banking institutions. Cash on deposit with financial institutions may, at times, exceed federal insurance limits.

(d)   Cash Segregated under Federal Regulation

Cash segregated under federal regulation consists of cash deposited in a special reserve bank account for the exclusive benefit of customers under the Customer Protection Rule 15c3-3 of the Securities Exchange Act of 1934.

(e)   Securities Purchased under Agreements to Resell (Reverse Repurchase Agreements)

Reverse repurchase agreements are accounted for as collateralized financing transactions and are recorded at their contracted repurchase value as specified in the respective agreements.

The Company executes its reverse repurchase agreements with members of Fixed Income Clearing Corporation (FICC). At December 31, 2024, all reverse repurchase agreements held are overnight positions executed with FICC members. FICC minimizes the risks to its members by guaranteeing the settlement of each transaction. FICC interposes itself between the Company and other members and becomes the legal counterparty for settlement purposes. On a daily basis, FICC calculates the fair value of each participant's position and compares it to the contract amount. Any difference is collected from, or paid to, each counterparty by FICC, as applicable. It is the policy of the Company to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under reverse repurchase agreements. The Company monitors the fair value of securities purchased and sold on a daily basis, with additional collateral obtained or refunded as necessary.

The Company applies the practical expedient based on collateral maintenance provisions as described in ASC Topic 326-20, *Financial Instruments-Credit Losses (ASC Topic 326-20)* in estimating an allowance for credit losses for reverse repurchase agreements. If the fair value of the collateral held is equal to or exceeds the amortized cost of the borrowing and the borrower is expected to continue to replenish the collateral as needed, the Company will not recognize an allowance. If the fair value of collateral is less than amortized cost and the borrower is expected to continue to replenish the collateral as needed, the Company estimates an allowance for credit losses for the shortfall between the fair value of the collateral and amortized cost.

(f) Securities Owned and Securities Sold, but Not Yet Purchased

Securities transactions are recorded on the consolidated statement of financial condition on trade-date. Securities are recorded at fair value in accordance with FASB ASC Topic 820, *Fair Value Measurements* ("ASC Topic 820").

Securities sold, but not yet purchased, represent obligations of the Company to deliver specified securities, thereby creating a liability to purchase those securities at current market prices. These transactions may result in additional risk if the market price of the securities changes.

(g) Fair Value Measurements

ASC Topic 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., not a forced liquidation or distressed sale). A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC Topic 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities

Level 2 – Quoted prices for instruments that are identical or similar in markets that are not active and model-derived valuations for which all significant inputs are observable, either directly or indirectly in active markets

Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and are unobservable

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The fair value of securities is generally based on quoted market prices or dealer observable quotations. In certain markets where observable prices are not available for all products, fair value is determined using techniques appropriate for each particular product.

(h)   *Fixed Assets*

Fixed assets consist of computers and software, leasehold improvements, office equipment and furniture, and capitalized project costs, which are reported at historical cost less accumulated depreciation and amortization. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets ranging from three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of the useful life of the improvement or the remaining lease term.

Capitalized project costs are accounted for under ASC Topic 350-40, *Intangibles-Goodwill-Other-Internal-Use Software* and consist of costs related to internally developed software for the Company's internal use and software acquired as part of hosting arrangements. Projects once in use are amortized over their useful life.

(i)   *Goodwill*

Goodwill represents the excess of the purchase price consideration of acquired companies over the estimated fair value assigned to the individual assets acquired and liabilities assumed. Once goodwill has been allocated to the reporting unit, it generally no longer retains its identification with a particular acquisition but instead becomes identifiable with the reporting unit. As a result, all of the fair value of the reporting unit is available to support the value of goodwill allocated to the unit.

In accordance with US GAAP requirements for testing for impairment of goodwill, the Company tests goodwill for impairment on an annual basis, or at an interim period if events or changed circumstances would more likely than not reduce the fair value of a reporting unit below its carrying amount. In testing for goodwill impairment, the Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances led to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events and circumstances, the Company concludes that fair value exceeds its carrying amount, then performing a quantitative impairment test is not necessary. If the Company concludes otherwise, the Company is required to perform a quantitative impairment test that requires a comparison of the fair value of the reporting unit to its carrying value, including goodwill. If the fair value of the reporting unit exceeds its carrying value, the related goodwill is not considered impaired, and no further analysis is required. If the

carrying value of the reporting unit exceeds its fair value, then the Company recognizes an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value.

The Company completed the annual impairment test as of December 31, 2024, which indicated no goodwill impairment and therefore, no impact to the Company's consolidated statement of financial condition.

(j)   *Income Taxes*

The Company is organized as a limited liability company is being taxed as a partnership under provisions of the Internal Revenue Code. Under these provisions, the payment of federal income taxes on the Company's earnings is the responsibility of its members rather than that of the Company. Accordingly, no provision or liability for federal income taxes has been recorded in the consolidated statement of financial condition with respect to the limited liability company. The Company is subject to certain state and local income taxes, such as New York City Unincorporated Business Tax (UBT). The Company accounts for these entity-level state and local income taxes under the asset and liability method in accordance with ASC Topic 740, *Income Taxes* (ASC Topic 740). Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. At December 31, 2024, based upon the level of historical taxable income and projections for future taxable income over the periods during which the deferred tax assets are realizable, management believes it is more likely-than-not the Company will realize the benefits of the deferred tax asset included in other assets in the consolidated statement of financial condition.

ASC Topic 740 provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in the consolidated statement of financial condition. ASC Topic 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more-likely-than-not of being sustained by the applicable tax authority based on technical merits of the position. Tax benefit should not be recognized for tax positions that do not meet the more-likely-than-not threshold.

Tax positions that meet the more-likely-than-not threshold are measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement with the taxing authority. These tax positions are reevaluated routinely and are adjusted appropriately based on changes in facts or law. The Company has not identified any uncertain tax positions that are material to the consolidated statement of financial condition as of December 31, 2024.

(3) Fair Value

The following is a summary of the financial assets and liabilities that are accounted for on a recurring basis by level within the fair value hierarchy as of December 31, 2024:

Assets		Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
			(in thousands)		
Cash and cash equivalents:					
Money market funds	$	30,227	—	—	30,227
Total		30,227	—	—	30,227
Securities owned:					
Mortgage-backed Securities	$	—	25,193	177	25,370
Corporate debt		—	3,091	1,236	4,327
Equities		55,850	194	77	56,121
Collaterialized Debt Obligations		—	576	648	1,224
Other asset-backed securities		—	3,984	1,201	5,185
Loans		—	5,583	22,141	27,724
Interest Rate Swaps		—	12	—	12
Total	$	55,850	38,633	25,480	119,963
Liabilities					
Accrued expenses and other liabilities:					
Notional award liability[1]	$	—	40,331	15,494	55,825
Securities sold, not yet purchased:					
U.S. government and agency	$	735	—	—	735
Total	$	735	40,331	15,494	56,560

1. See note 13 for more information

The following is a description of the valuation basis, used in measuring the Company’s financial assets and liabilities that are accounted for at fair value on a recurring basis.

Corporate Debt Securities

Corporate debt securities are measured primarily using observable pricing data for recently executed market transactions of comparable size, additionally pricing for corporate debt uses bond spreads or credit default swap spreads of the issuer adjusted for basis differences between the swap curve and the bond curve (Level 2). If pricing data is not available, alternative valuation techniques are used including cash flow and net present value models incorporating yield or spread data of other available publicly traded operating company debt of the issuer, publicly traded holding company debt and preferred stock of single name companies, and high yield bond indexes (Level 3).

Collateralized Debt Obligations

Collateralized debt obligations are measured based on prices observed for recently executed market transactions (Level 2). If external prices or spread data is not available and alternate valuation techniques using cash flow models incorporating assumptions for constant prepayment rates, constant default rates, and severity for comparable securities are utilized, then these securities are categorized as Level 3.

Mortgage-Backed Securities

Mortgage-backed securities are valued based on price or spread data obtained from observed transactions (Level 2). When position-specific external price data are not observable, the fair value determination may require benchmarking to similar instruments and/or analyzing expected credit losses, default, and recovery rates (Level 3).

Other Asset-Backed Securities

Other asset-backed securities are bonds or notes backed by financial assets. Typically, these assets consist of, but are not limited to securities backed by auto-loans, credit card receivables, aircraft loans, and student loans. Valuations are determined by similar securities that are recently traded in the market (Level 2) and/or valuation models (Level 3).

U.S. Government and Agency Securities

U.S. government and agency securities are measured based on quoted market prices and categorized within Level 1 of the fair value hierarchy. Noncallable agency-issued debt securities are generally valued using quoted market prices. Callable agency-issued debt securities are valued by benchmarking model-derived prices to quoted market prices and trade data for identical or comparable securities. Actively traded noncallable agency-issued debt securities are generally categorized in Level 1 of the fair value hierarchy. Callable agency-issued debt securities are generally categorized in Level 2 of the fair value hierarchy.

Equities and Money Market Funds

Exchange traded equity securities are valued based on quoted prices from the exchange for identical assets or liabilities as of the period-end date. To the extent these securities are actively traded and valuation adjustments are not applied, they are categorized as Level I. Non-exchange traded equity securities (unregistered common shares) are valued based on quoted prices from the exchange for registered common shares of the same entity and are categorized within Level 2 of the fair value hierarchy.

Loans

Loans are valued based on quoted prices and utilizing recently executed transaction data ("comparable pricing"). When multiple quotes are obtained, or recent transactions are observed loans are classified as Level 2. If multiple quotes are not available or transaction data becomes aged, loans are classified as Level 3. If external data is not available, loans are measured based on alternate valuation techniques (Level 3).

Interest Rate Swaps

Interest swaps are measured utilizing quoted pricing from an exchange or utilizing pricing models that leverage observable market data (Level 2).

Level 3 Securities

The availability of observable inputs can vary and is affected by a wide variety of factors, including, for example, the type of financial instrument and market conditions. As the observability of prices and inputs may change for a financial instrument from period to period, this condition may cause a transfer of an instrument among the fair value hierarchy levels. Transfers among the levels are recognized at the beginning of each period. The degree of judgment exercised in determining fair value is the greatest for instruments categorized in Level 3.

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2024:

	Balance at Jan 1, 2024	Realized/ Unrealized gains (losses)	Purchases (sales), net	Transfers in (out), net	Balance at December 31, 2024
Securities owned:					
Mortgage-backed securities	$ —	3	172	2	177
Corporate debt	893	42	100	201	1,236
Equities	—	—	77	—	77
Collateralized debt obligations	120	—	486	42	648
Other asset-backed securities	22	(5)	864	320	1,201
Loans	—	(44)	21,175	1,010	22,141
Total	$ 1,035	(4)	22,874	1,575	25,480
Accrued expenses and other liabilities:					
Notional award liability	$ —	(15,494)	—	—	(15,494)
Total	$ —	(15,494)	—	—	(15,494)

Quantitative Information about Significant Unobservable Inputs Used in Recurring Level 3 Fair Value Measurements

The table below presents information on the valuation techniques, significant unobservable inputs and their ranges for financial assets subject to threshold levels related to the market value of the positions held, measured at fair value on a recurring basis with a significant Level 3 balance:

Securities owned	Fair Value	Valuation technique	Significant unobservable input(s)	Range
	(in thousands)			
Mortgage-backed securities	$ 177	Comparable pricing	Bond price	6-93 points[1]
Corporate debt	1,236	Discounted cash flows	Interest rate	7.5% to 9.0%
			Yield	7%
Equities	77	Market approach	EBITDA Multiples	10.6 to 11.1 times
			Discount rate	20%
Other asset-backed securities	1,201	Discounted cash flows	Constant prepayment rate	0% to 25%
			Constant default rate	0% to 12%
			Loss severity	30% to 110%
			Future lease rates	$ 1,000 to 400,000 per month
			Residual values	$ 0 to 30,250,000
			Interest rate spread	203 to 300 bps[2]
		Comparable pricing	Bond price	99 to 104 points[1]
Collateralized debt obligations	648	Discounted cash flows	Constant prepayment rate	0% to 25%
			Constant default rate	0% to 6.5%
			Loss Severity	30% to 100%
Loans	22,141	Discounted cash flows	Yield	9% to 14%
		Comparable pricing	Loan price	98 to 101 points[1]
		Market approach	EBITDA Multiples	4.1 to 14.7 times
			Discount rate	27%

Accrued expenses and other liabilities	Fair Value	Valuation technique	Significant unobservable input(s)	Range
	(in thousands)			
Notional award liability	15,494	Loan valuation[3]	Loan price	88 to 102 points[1]

1. Points are equivalent to a percentage of par
2. Basis points ("bps"); one basis point equates 1/100th of a %
3. See Loan valuation detail in securities owned section for valuation techniques and unobservable inputs

Sensitivity of Fair Value Changes in Significant Unobservable Inputs

For recurring fair value measurements within Level 3 of the fair value hierarchy, the sensitivity of the fair value measurement to changes in significant unobservable inputs and interrelationships between those unobservable inputs (if any) are described below:

A discounted cash flow valuation technique is used for collateralized debt obligations, corporate debt and other asset backed securities. A significant increase (decrease) in isolation in the constant default rate or loss severities would result in significantly lower (higher) fair value measurement. The impact of changes in the constant prepayment rate would have differing impacts depending on the capital structure of the security.

Financial Assets and Liabilities Not Measured at Fair Value

The fair values of other financial assets and liabilities carried at cost, consisting primarily of due from broker-dealers and clearing organizations, accounts receivable from contracts with customers, reverse repurchase agreements, and the master assignment transaction included in due from related parties (see note 10), are considered to approximate fair value because they have limited counterparty credit risk and are short-term, replicable on demand, or bear interest at market rates. The majority of the other financial assets and liabilities carried at costs are categorized in Level 1, with the exception of reverse repurchase agreements and the master assignment transaction included in due from related parties (see note 10) which are categorized in Level 2.

(4)   Due from Broker-Dealers and Clearing Organizations

The balance due from broker-dealers and clearing organizations consists of deposits held by FICC in relation to reverse repurchase agreements as well as the net amount due from the broker-dealers and clearing organizations for settled and unsettled security transactions and related activity. As of December 31, 2024, balances due from broker-dealers and clearing organizations consist of the following:

	Due from
	(In thousands)
Due from broker-dealers and clearing organizations	$ 9,765
	$ 9,765

The Company clears the vast majority of its principal and customer security transactions through another broker-dealer, Pershing, LLC (Pershing) on a fully disclosed basis.

(5)   Collateral

The Company obtains possession of collateral with a fair value equal to or in excess of the principal amount loaned under reverse repurchase agreements. The Company may have the right by contract to sell or repledge the securities received as collateral.

The Company may pledge marketable securities owned to collateralize repurchase agreements, other secured borrowings, or to satisfy its settlement requirements with counterparties or clearing organizations who may or may not have the right to deliver or repledge such securities. As of December 31, 2024, there are no securities pledged that can be sold or repledged by counterparties.

The table below presents securities at fair value the Company received as collateral as of December 31, 2024:

	(In thousands)
Fair value of collateral received under reverse repurchase agreements that are available to be sold or repledged	$ 560,304
Fair value of collateral that was sold or repledged	735

The collateral posted as part of reverse repurchase agreements is subject to changes in market price and thus may decline or increase in value during the time of the agreement. In that case, the Company may receive or return a portion of the collateral posted when the collateral posted experiences a market value change. The market risk of the collateral posted is reviewed by the Company's risk function, and these risks are managed using a variety of mechanisms including review of the type and grade of securities posted as collateral.

(6) Fixed Assets

At December 31, 2024, fixed assets consisted of the following:

	(in thousands)
Software and capitalized project costs	$ 19,319
Leasehold improvements	7,772
Computer hardware and equipment	3,015
Office equipment and furniture	1,968
Aircraft	1,609
	33,683
Less accumulated depreciation and amortization	(22,564)
Net book value	$ 11,119

(7) Other Assets

At December 31, 2024 other assets consisted of the following:

	(in thousands)
Prepaid assets	$ 18,542
Lease asset - right of use	9,538
Deferred tax asset	4,539
Notes receivable	2,888
Other	514
	$ 36,021

Prepaid assets mainly consist of prepaid compensation, prepaid market data, prepaid hosting arrangements and prepaid recruiting fees. Prepaid hosting arrangements includes prepaid subscription expense and capitalized implementation costs related to a customer relationship management service contract for the investment banking business.

(8) Accrued Expenses and Other Liabilities

At December 31, 2024 accrued expense and other liabilities consisted of the following:

		(in thousands)
Accrued compensation	$	445,573
Accounts payable and accrued expenses		17,211
Lease liability		11,182
	$	473,966

(9) Accounts Receivable from Contracts with Customers

The timing of revenue recognition may differ from the timing of payments by customers. A receivable is recorded when revenue is recognized prior to payment and it has an unconditional right to payment. Alternatively, when payment precedes the provision of related services, revenue is deferred as unearned until performance obligations have been satisfied.

The Company had accounts receivable from contracts with customers of $22.2 million at January 1, 2024 and $45.0 million at December 31, 2024. The Company records the estimate of expected credit losses as an allowance for credit losses based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company recognized an allowance for credit losses of $0.1 million during the year and wrote-off $0.2 million of receivables.

Unearned revenue from contracts with customers primarily relates to retainer fees and progress fees from investment banking and advisory services. Unearned income from contracts with customers totaling $2.6 million at December 31, 2024 is expected to be recognized in 2025 when performance obligations have been satisfied.

(10) Related-Party Transactions

Related parties may pay certain expenses on behalf of the Company throughout the year. The Company records an expense and an associated due to related party and remits cash payment to the related party on a monthly basis. At December 31, 2024, $10.3 million of net expenses paid by related parties on the Company's behalf is due to related parties and is due to related parties in the consolidated statement of financial condition. The Company may also pay expenses on behalf of related parties throughout the year. The Company records a receivable and collects cash payment from the related party on a monthly basis. At December 31, 2024, approximately $3.4 million of net expenses paid on behalf of related parties is included in due from related parties in the consolidated statement of financial condition.

The Company has a two-way service agreement with the Parent and certain subsidiaries of Guggenheim under which the following services are provided to the Company: premises; technology services, including hardware, software, and telecommunications; corporate finance, including accounting, tax, and planning;

human resources and benefits administration; executive management; general administration; legal; and marketing. The Company also provides services to the Parent and certain subsidiaries of Guggenheim under the same two-way service agreement. The services provided include compliance, business strategy, and project management support.

During 2023, the Company entered into a Master Assignment Agreement, which was subsequently modified, with a related party that owns rated insurance companies and other diversified financial service businesses controlled by an executive of Guggenheim (the "Transaction Counterparty"). Under the terms of the transaction (the "Transaction"), the Transaction Counterparty assigned the Company interests in a pool of term loans to corporate borrowers (the "Investment Interests") in exchange for a cash payment of $250 million by the Company. The Transaction has been accounted for as a secured lending in accordance with ASC Topic 860, *Transfers and Servicing*. Interest is payable to the Company by the Transaction Counterparty and settled monthly. Initially, interest was fixed at an annual rate of 5.75% and subsequently modified to a variable rate that is reset monthly. The Transaction Counterparty will continue to administer the Investment Interests in its sole discretion. The Company may request the Transaction Counterparty to reacquire the assigned Investment Interests upon one business days' notice in exchange for a cash payment comprising outstanding principal plus accrued and unpaid interest. The Transaction Counterparty reacquired $75 million in Investment Interests in 2023 and $40 million during the year. There is no contractual maturity for the Transaction. There are no provisions for receiving or returning additional collateral when the collateral experiences a market value change or upon the maturity or a default of the underlying Investment Interests. This impacts the credit risk to the Company associated with the decline in the value of collateral, which is mitigated by the Company's option to terminate the Transaction with one business days' notice.

On December 31, 2024, the carrying value of the Transaction of $133.5 million (including outstanding principal of $135 million, accrued and unpaid interest of $0.2 million and estimated credit loss of $1.7 million) is included in due from related parties in the consolidated statement of financial condition. At December 31, 2024, the par value of the pool of loans collateralizing the Transaction of $173.0 million exceeded the Company's carrying value of the Transaction.

The Company has estimated the expected credit losses for the Transaction in accordance with ASC Topic 326, *Financial Instruments – Credit Losses*, to be approximately $1.7 million at December 31, 2024. The Company calculates the expected credit loss using probabilities of default ("PD") and loss given default ("LGD"), which are largely dependent upon the level of collateralization provided by the assigned Investment Interests. PD and LGD are derived from current and historical market information for transactions with similar features, such as Collateralized Loan Obligations. Market based historical information is also used to develop the calibration of LGD. The historical LGD assumptions are adjusted based on the level of diversity in the assigned Investment Interests to reflect the greater risk inherent in a less diversified pool of assets. The model also considers the risk mitigation benefit from the Company's ability to request the Transaction Counterparty to reacquire the assigned Investment Interests upon one business days' notice.

During 2024, investment banking and advisory services were provided to a related party.

In addition, the Company provides investment banking, research, and other services to related parties and grants loans to certain employees. These related party transactions are disclosed only when material.

(11)   Off-Balance-Sheet Risk and Concentrations of Credit Risk

Off-Balance-Sheet Risk

The vast majority of customer securities transactions are cleared through Pershing, on a fully disclosed basis. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations. As a result, the Company's exposure to credit risk can be directly impacted by volatile trading markets, which may impair the customers' ability to satisfy their obligations.

The agreement between the Company and Pershing provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to mitigate the risk associated with nonperformance by monitoring all customer activity and reviewing information it receives from Pershing on a daily basis. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of customers and counterparties with which it conducts business.

The Company engages in short-term principal trading activities, including entering into securities sold, not yet purchased positions, in order to manage exposure to market risk. The Company has recorded these obligations in accrued expenses and other liabilities in the consolidated statement of financial condition at December 31, 2024 at the fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2024. The Company has minimal exposure at December 31, 2024.

As part of the Company's fixed-income business, the Company enters into foreign exchange transactions to facilitate the settlement of trades in local currencies. As these foreign currency transactions are typically converted to U.S. dollars to match the settlement of the underlying transactions, the Company expects the risk of loss due to foreign currency exposure to be minimal.

Additionally, the Company enters into contracts that contain a variety of customary representations and warranties, which provide customary general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. It is also the policy of the Company to obtain possession of collateral with market value equal or in excess of the principal account loaned under reverse repurchase agreements.

Market Risk

The Company is engaged in various financial services. As such, we are affected by domestic and international macroeconomic and political conditions, as well as economic output levels, interest and inflation rates, and fiscal and monetary policy. Changes in tax law and regulation, or any market uncertainty caused by a change in the political environment, may negatively affect our business. Macroeconomic conditions may also be negatively impacted by domestic or international events, including natural disasters, political unrest, or public health epidemics and pandemics, as well as by a number of factors in the global financial markets that may be detrimental to our operating results. U.S. markets may also be impacted by

public health epidemics or pandemics, such as the COVID-19 pandemic, as well as by political and civil unrest occurring in parts of the world.

(12) Regulatory Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (Rule 15c3-1), which requires the maintenance of minimum net capital (the greater of the Company's dollar requirement or requirement for reverse repurchase overcollateralization). At December 31, 2024, the Company had net capital of $197.0 million, which was $196.8 million in excess of its required net capital of $0.3 million.

As a clearing firm, the Company is also subject to the SEC Customer Protection Rule 15c3-3 (Rule 15c3-3), which requires protection of customer cash and securities. Currently, the Company does not carry any customer accounts and the vast majority of customer transactions are cleared through other broker-dealers on a fully disclosed basis. The only transactions that the Company clears are the repurchase and reverse repurchase agreement transactions and U.S. government and agency transactions.

The Company has a proprietary securities account of broker-dealer ("PAB") agreement with Pershing to enable it to include certain assets as allowable assets in its net capital computation.

(13) Employee Compensation, Benefits, and Commissions

(a) Employee Benefit Plans

All participating employees are eligible to participate in the Guggenheim 401(k) plan (the Plan). For the year ended December 31, 2024, the Company accrued discretionary matching contributions of $3.7 million for its pro rata share of the Plan.

(b) Notional Awards

On April 1, 2024, certain employees of the Company were granted notional awards as part of the Company's plans to retain key employees. Since 2024, the Company grants awards under its new Guggenheim Securities, LLC Long-Term Incentive Plan ("GS LTIP") established in 2024. Participants are provided a cash settled award valued by reference to one or more notional investments selected by the participants from a menu provided by the Company which vests over four years. Participants do not have ownership or participation rights in the underlying notional investments. The GS LTIP is an unfunded plan.

Since the underlying instruments of the awards are not equity instruments of the Company or its affiliates, the Company recognizes the awards in accordance with ASC Topic 815, *Derivatives and Hedging*. The company measures the awards at fair value based on the value of the underlying notional investments and considering all service conditions of the award. In determining the fair value of the awards, the Company considers all contractual vesting and retirement eligibility conditions. Awards held by participants whose age plus years of service (minimum of 5 years) is equal to at least 60 are eligible to retire and retain their awards subject to the original terms of their awards. The fair value of awards will be constrained by service conditions from the grant date through the date at which the terms are satisfied, which in many cases may be the grant date.

The Company classifies the notional awards as Level 2 and Level 3 in the fair value hierarchy based on the notional investments referenced by the award. At December 31, 2024, the notional value of the notional awards was $115.7 million. In order to economically hedge the impact of the change of value of the

investments selected by the participants from grant date to the date of payment, the Company has invested in the same notional investments that were selected by the participants. These investments are recorded in securities owned, at fair value, in the consolidated statement of financial condition. At December 31, 2024, the fair value of the notional awards was $55.8 million and included in accrued expenses and other liabilities in the consolidated statement of financial condition.

(c) *Unit-Based Compensation*

Phantom Units

Prior to implementation of the GS LTIP, certain employees of the Company were awarded phantom units by Guggenheim as part of its plan to retain key employees. Guggenheim granted the awards under the Guggenheim Capital Phantom Unit Plan (the Plan). Participants were credited with phantom units that track the value of common units of Guggenheim. Participants receive dividend distributions and liquidating distributions in cash, on a pari passu basis with Guggenheim's common units. Phantom awards issued as part of the Company's annual incentive compensation are classified as equity awards granted by Guggenheim to Company personnel. The ultimate settlement of phantom units through conversion to Guggenheim common units or cash distributions is Guggenheim's obligation.

The Company recognizes Phantom Plan awards in accordance with ASC Topic 718. Under ASC Topic 718, these awards were issued at the grant date fair value. Associated grants have an associated liability in accrued expenses and $3.3 million is due to Guggenheim as of December 31, 2024. Generally, the awards will be amortized over a four-year pro rata vesting schedule from the grant date. However, awards held by participants whose age plus years of service (minimum of 5 years) is equal to at least 60 have an accelerated vesting period. These awards will be amortized from the grant date through the date at which the terms are satisfied, which in many cases may be the grant date.

There are 4.9 million non-vested units outstanding at December 31, 2024.

At December 31, 2024, the total number of units outstanding under the Phantom Plan specifically related to Company employees was as follows:

	Units		Weighted-Average price
	(in thousands)		
Outstanding at December 31, 2023	20,935	$	19.67
Issued during 2024	2		20.75
Redemptions	(6,409)		18.50
Forfeitures	(521)		20.07
Transfers	(6)		20.50
Outstanding at December 31, 2024	14,001		20.18

(14)   Commitments and Contingencies

The Company may be subject to legal and regulatory proceedings and examinations that are generally incidental to the Company's ongoing operations. While there can be no assurance of the ultimate disposition of any such proceedings or examinations, the Company believes their disposition, based on information available at this time, will not have a material adverse effect on the Company's consolidated financial position.

In accordance, with ASC Topic 450, *Contingencies*, the Company recognizes liabilities for contingencies when there is an exposure that, when analyzed, indicates it is both probable that a liability will be incurred, and the amount can be reasonably estimated. The Company discloses a contingency if there is at least a reasonable possibility that a loss may have been incurred and there is no accrual for the loss because the conditions above have not been met or an exposure to loss exists above the amounts accrued.

The Company had been cooperating with the SEC in connection with an investigation of the Company's business' compliance with records preservation requirements relating to business communications and/or electronic messaging channels that have not been retained by the firm. On February 8, 2024, the SEC accepted the Company's offer of settlement and on February 9, 2024 entered a settled administrative order in form and content similar to those previously entered in relation to numerous other broker-dealers and investment advisers as part of the SEC's sweep of firms' use of off-channel communications. The Company had recognized the liability in 2023 in connection with the settlement. The Company settled the liability with the SEC during the year.

There are no contingent liabilities identified as of December 31, 2024.

In the normal course of business, the Company enters into underwriting commitments. There were no open underwriting transaction commitments at December 31, 2024.

(15)   Leases

The Company leases office space under operating leases, with maturity dates ranging from May 31, 2025 to July 31, 2030. Some of the leases may include an option to renew the lease, but the Company generally does not include optional periods as part of the lease term, unless it is reasonably certain that the Company will exercise the option(s). The Company generally prepays the rent. In addition to rent payments, the operating leases may also require payment for real estate taxes, insurance costs, common area maintenance, and utilities. These payments typically are not fixed. The Company accounts for these costs as variable payments and excludes them from the monthly fixed rent payment amounts included in the lease liability calculations.

The operating lease liability consists of the fixed rental payments discounted to present value using the Company's incremental borrowing rate (IBR) for each lease, as the rate implicit in the lease is generally not readily determinable.

At December 31, 2024 the Company's right of use asset and lease liabilities are $9.5 million and $11.2 million, respectively, which are included in other assets and accrued expenses and other liabilities in the consolidated statement of financial condition.

The following table summarizes the Company's weighted-average remaining lease term and the weighted-average discount rate as of December 31, 2024:

	December 31, 2024
Weighted-average remaining lease term	3.84 years
Weighted-average discount rate	6.71%

The following table presents the maturity analysis of the Company's operating lease liabilities as of December 31, 2024:

		(in thousands)
2025	$	3,855
2026		3,013
2027		2,828
2028		1,819
2029		1,300
Thereafter		387
Total lease payments		13,202
Less: Interest		(2,020)
Present value of lease liability	$	11,182

(16) Segment Reporting

The Company operates as one business segment, engaging in investment banking and advisory services for mergers and acquisitions, financial restructuring, and underwriting transactions; principal and agency sales and trading of equity securities, fixed income securities and structured products; use of reverse repurchase agreements collateralized by fixed income securities primarily for funding investment of excess net capital; and equity research.

The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"). The CODM uses earnings before income taxes, depreciation and amortization expense ("EBTDA) to evaluate financial performance of and make operating decisions for the business segment including determining appropriate compensation levels. Additionally, the CODM uses member's equity (see Statement of Financial Condition) and excess net capital (see Schedule I), which are not measures of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

Total segment assets for the year ended December 31, 2024 are:

	(in thousands)
Segment Assets[1]	992,059

1. Segment assets agree to total assets in the consolidated statement of financial condition.

(17) Subsequent Events

Management has evaluated all subsequent events for the Company after the consolidated statement of financial condition date through February 25, 2025, the date the consolidated statement of financial condition was available to be issued and has concluded there are no recognized or unrecognized events that require financial statement disclosure.